Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT ON CHANGE IN ACCOUNTING ESTIMATES

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces that the Board resolved to change the accounting estimates in relation to the depreciation method of components related to engine overhaul costs under fixed assets and right-of-use assets on 28 August 2020.

I.	SUMMARY

The Company has made change to the accounting estimates in relation to the depreciation method of components related to engine overhaul costs under fixed assets and right-of-use assets pursuant to the accounting standards for business enterprises issued by the Ministry of Finance, with a view to more objectively reflecting the financial position and operating performance of the Company and providing more reliable and accurate financial information, while taking into full consideration of the industry characteristics and business development of the Company.

On 28 August 2020, the Company convened the 14th meeting of the eighth session of the Board and the 10th meeting of the eighth session of the supervisory committee, during which the Resolution on Change in Accounting Estimates of the Company was considered and approved, respectively.

Such matter related to change in accounting estimates is not subject to the approval at the general meeting of the Company.

II.	PARTICULARS OF CHANGE IN ACCOUNTING ESTIMATES AND ITS IMPACT ON THE COMPANY

(I)	The reason for, content and date of change in accounting estimates

The Company originally adopted the straight-line depreciation method for the components related to engine overhaul costs. The expected useful lives of the components related to engine overhaul costs were determined according to the interval time of engine overhaul. Upon assessment of the actual consumption model and the expected method of relevant economic benefit realisation in respect of the overhaul components of engine, the Company is of the view that the consumption of components related to engine overhaul costs is more directly associated with the actual flying hours. Adopting the unit of production method as the depreciation method for the components related to engine overhaul costs can more accurately reflect the actual consumption of overhaul components of engine and more objectively reflect the financial position and operating results of the Company. The comparison of the two depreciation method of components related to engine overhaul costs is detailed as below:

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Straight-line method (Before the change)	Expected useful lives	Estimated net residual rate	Annual depreciation rate
Components related to engine overhaul costs	3-5.5 years	—	18.2%-33.3%

Unit of production method (After the change)	Expected flying hours	Estimated net residual rate	Depreciation rate per thousand hours
Components related to engine overhaul costs	9-42 thousand hours	—	2.4%-11.1%

The Company has applied this change in accounting estimates with effect from 1 April 2020.

(II)	Impact of change in accounting estimates

Pursuant to the requirements of Accounting Standard for Business Enterprises No. 28 – Changes in Accounting Policies and Accounting Estimates and Corrections of Errors, change in accounting estimates should be applied prospectively. In accordance with the requirements of “Answers to Questions of the Supervision of the Listed Companies for Application of Accounting Standards for Business Enterprises (second edition in 2011)” (《上市公司執行企業會計準則監管問題解答》（2011年第2期） ), the new accounting estimates can be adopted as early as the latest periodic report which has not yet been issued and no retrospective adjustment shall be made for the earlier accounting periods in principle. According the above requirements, the Company has applied the changes in accounting estimates in relation to the depreciation method of components related to engine overhaul costs with effect from 1 April 2020, and no retrospective adjustment is required to be made on the financial data for the previous years and periods. In addition, the change will not have any impact on the financial position and operating results for each of the previous years and periods.

As it is impractical to accurately forecast the actual flying hours of the engines of the Company for the second half of 2020, it is therefore unable to estimate the respective impacts on the financial information of the Company for the second half of 2020 and for the future periods. Based on the data of actual flying hours of engines for the period from April to June 2020, the consolidated loss before tax of the Company will decrease by approximately RMB660 million for the period from April to June 2020 as a result of this change in accounting estimates, which is mainly attributable to the decrease of actual flying hours of the Company as affected by the COVID-19 pandemic, which results in the depreciation costs calculated based on the new depreciation method being lower than the depreciation costs calculated based on the original straight-line depreciation method.

III.	CONCLUSIVE OPINIONS OF THE INDEPENDENT DIRECTORS, THE SUPERVISORY COMMITTEE AND THE ACCOUNTING FIRM

The independent directors of the Company have issued independent opinions on the relevant matter related to this change in accounting estimates, and are of the view that for this change in accounting estimates in relation to the depreciation method of components related to engine overhaul costs of aircraft, the Company has taken into full consideration of the industry characteristics and the business development of the Company, and such change can more objectively reflect the financial position and operating results of the Company. This change is in compliance with the relevant laws and regulations and the requirements relating to change in accounting estimates under the Accounting Standard for Business Enterprises No. 28 – Changes in Accounting Policies and Accounting Estimates and Corrections of Errors. There exists no circumstance under which the interests of Company and its shareholders, especially minority shareholders, would be impaired. The independent directors agree with the Company’s change in accounting estimates.

The supervisory committee of the Company have considered the relevant matter related to this change in accounting estimates, and are of the view that for this change in accounting estimates in relation to the depreciation method of components related to engine overhaul costs of aircraft, the Company has taken into full consideration of the industry characteristics and the business development of the Company, and such change can more objectively reflect the financial position and operating results of the Company. This change is in compliance with the relevant laws and regulations and the requirements relating to change in accounting estimates under the Accounting Standard for Business Enterprises No. 28 – Changes in Accounting Policies and Accounting Estimates and Corrections of Errors. The Board’s approval and voting procedures for considering the change in accounting estimates were in compliance with the laws and regulations and the Articles of Association of the Company.

KPMG Huazhen LLP has issued the Special Report on Change in Accounting Estimates of China Southern Airlines Company Limited in respect of the above change in accounting estimates.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

28 August 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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